UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For August 11, 2008
Commission File No. 001-33690
SEANERGY MARITIME CORP.
c/o Vgenopoulos and Partners Law Firm
15 Filikis Eterias Square
Athens, 106 73, Greece
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Other Events
     On August 11, 2008, Seanergy Maritime Corp. (the “Company”) commenced mailing to its shareholders a notice announcing that the board of directors has postponed the special meeting of its shareholders originally scheduled for 10:00 a.m. (Eastern Daylight Time), Thursday, August 14, 2008. The special meeting is now scheduled to be held at 10:00 a.m. (Eastern Daylight Time) on Tuesday, August 26, 2008. The notice to shareholders is attached as exhibit 99.1, and a press release announcing the postponement is attached as exhibit 99.2. The Company previously announced that the record date for the determination of shareholders entitled to notice of and to vote at the special meeting is July 25, 2008.
     At the special meeting, shareholders of record will be asked to consider and vote upon a proposal to approve the acquisition by Seanergy Merger Corp., the wholly owned subsidiary of the Company, of six dry bulk vessels from affiliates of the Restis family (including a newly built vessel and a vessel under construction), as contemplated in the Master Agreement dated May 20, 2008, and other related matters.
Financial Statements and Exhibits
     (c) Exhibits:

Exhibit No.	Description

99.1	Notice to shareholders, dated August 11, 2008.

99.2	Press release, dated August 12, 2008.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Seanergy Maritime Corp.
By:	/s/ Dale Ploughman
Name:	Dale Ploughman
Title:	Chief Executive Officer

Dated: August 15, 2008

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Notice to Shareholders, dated August 11, 2008.
99.2	Press Release, dated August 12, 2008.

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